SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY
By:	/s/ Sylvia Edwards
Sylvia Edwards
Assistant Group Secretary

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Prudential plc

2.	Reason for the notification:

Due to a company reorganisation, Capital Research and Management Company (CRMC) and Capital Group International, Inc. (CGII) will no longer report relevant holdings under management separately. Instead the relevant holdings under management by CRMC and CGII will be reported in aggregate by The Capital Group Companies, Inc. (CGC). It is solely for this reason (and not as a result of any additional acquisition or disposal) that CGC is reporting this aggregated holding.

3.	Full name of person(s) subject to the notification obligation:

The Capital Group Companies, Inc.

4.	Full name of shareholder(s) (if different from 3.):

n/a

5.	Date of the transaction and date on which the threshold is crossed or reached:

3 September 2012

6.	Date on which issuer notified:

5 September 2012

7.	Threshold(s) that is/are crossed or reached:

Above 10%

8.	Details notified:

8A: Voting rights attached to shares

Class/type of shares: Ordinary 5p; GB0007099541

Situation previous to the Triggering transaction:

No of Shares	No of Voting Rights
256,652,047	256,652,047

Resulting situation after the triggering transaction:

No of shares		No of voting rights		% of voting rights
Direct	Indirect	Direct	Indirect	Direct	Indirect
0	256,652,047	0	256,652,047	0	10.039%

8B: Financial Instruments

Resulting situation after the triggering transaction:

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the Instrument is exercised/ converted	% of voting rights

n/a	n/a	n/a	n/a	n/a

8C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the Instrument is exercised/ converted	% of voting rights
				Nominal	Delta

n/a	n/a	n/a	n/a	n/a	n/a

Total (A+B+C):

Number of voting rights	% of voting rights
256,652,047	10.039%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

The Capital Group Companies, Inc. (CG) holdings	Number of Shares	Percent of Outstanding
Holdings by CG Management Companies and Funds:	256,652,047	10.039%
Capital Guardian Trust Company	33,455,399	1.309%
Capital International Limited	1,873,700	0.073%
Capital International SArl	1,980,800	0.077%
Capital International, Inc.	6,283,249	0.246%
Capital Research and Management Company EuroPacific Growth Fund	213,058,899	8.334%

Proxy Voting:

10.	Name of the proxy holder:

n/a

11.	Number of voting rights proxy holder will cease to hold:

n/a

12.	Date on which proxy holder will cease to hold voting rights:

n/a

13.	Additional information:

Due to a company reorganisation, Capital Research and Management Company (CRMC) and Capital Group International, Inc. (CGII) will no longer report relevant holdings under management separately. With effect from 1 September 2012, the holdings under management of CMRC and CGII will be reported in aggregate by the group’s parent company, The Capital Group Companies, Inc.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

Contact name for enquiries

Sandra Odell, Group Secretariat, 020 7548 2115

Company official responsible for making notification

Sylvia Edwards, Assistant Group Secretary